Exhibit 99.2

                    FORM OF LETTER TO STOCKHOLDERS OF RECORD

                   [LETTERHEAD OF JACKSONVILLE BANCORP, INC.]

December 26, 2001



Dear Valued Shareholder:



The enclosed Prospectus and other documents grant to you the right to purchase shares of Jacksonville Bancorp, Inc., a Florida corporation and parent of The Jacksonville Bank. We are seeking $4 million in additional capital to fund our growth strategy in the Northeast Florida market. Our goal remains to establish ourselves as Jacksonville's leading community banking company in terms of presence, service, and shareholder value.

                           Jacksonville Bancorp, Inc.

We plan to use the capital raised in this offering to support our position as a well capitalized bank, to take advantage of strong growth and revenue-enhancing opportunities, and to provide more convenience and services to our existing and future customers. A successful offering would benefit our shareholders in other ways as well. Assuming we receive subscriptions for all units offered, we believe we will substantially meet the criteria for listing our common stock on the NASDAQ SmallCap market. If our application for listing is accepted, more active trading of our common stock would likely result.

From commencing operations in May 1999 to September 30, 2001, we have grown our assets to $68.5 million and total deposits to $59.6 million. We have also shown consistent improvement in operating results over the seven quarters since our inception. The net loss for third quarter of 2001 was $32,000, but the Bank had achieved four months of profitability as of September 2001. The quality of the loan portfolio remains one of the primary strengths of the Bank. As of September 30, 2001, with a loan portfolio of $54.1 million, and 439 loans, we had no charge-off experience, and only one loan ($30,000) was over 60 days past due.

Currently we have three locations in Jacksonville: a Mandarin location, Downtown office, and Queens Harbour branch, and may use the capital raised from this offering to open another location in the growing Southside area of Jacksonville. We also plan to expand our loan product offerings to include residential mortgage loans in the near future.

                         Summary of the Rights Offering

We are granting rights to purchase shares and warrants to existing stockholders. For every 5 shares of common stock you owned on December 12, 2001, you have been granted a nontransferable subscription right to purchase one unit. Each unit consists of two shares of common stock and one warrant to purchase one share of common stock in the future. We are offering the units at a price of $21.00 per unit. The rights to purchase units expire at 5:00 p.m. on February 15, 2002.

Enclosed are the Prospectus and other materials relating to this offering. You will find a summary of the offering at the beginning of the Prospectus. You should also refer to the Instructions for Use of Subscription Certificates, which are located at the back of the Prospectus, as is the Subscription Certificate.

To purchase units, please complete and execute your Subscription Certificate (or Notice of Guaranteed Delivery), detach it from the Prospectus and send it with your payment to Independent Bankers' Bank of Florida, as indicated in the Prospectus, before 5:00 p.m., Eastern Time, on February 15, 2002.

If you have questions concerning this offering, please feel free to contact Gilbert J. Pomar, III, our President and Chief Executive Officer, at (904) 421-3040. Thank you for your consideration.

Sincerely,


Donald E. Roller, Chairman of the Board